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                                                                 EXHIBIT (d)(8)

                       WAIVER OF MONTHLY DEDUCTION RIDER

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK HAS ISSUED THIS RIDER AS A PART OF THE POLICY TO WHICH IT IS ATTACHED.

BENEFIT. Upon receipt of due proof that the Insured is totally disabled, as defined below, and subject to the waiting period provision, we will waive each Monthly Deduction, as defined in the policy, as it becomes due, while total disability continues, except:

1. No Monthly Deduction will be waived prior to the policy anniversary nearest the Insured's 15th birthday;

2. No Monthly Deduction will be waived after the policy anniversary nearest the Insured's 65th birthday unless total disability has, on such date, existed continuously for more than 5 years.

We will not waive a Monthly Deduction which became due more than one year before we were given written notice of a claim unless:

1. It is shown that is was not reasonably possible to give notice within one year after total disability began; and

2. It is shown that notice was given as soon as was reasonably possible.

DEFINITION OF TOTAL DISABILITY. Total disability means disability which:

1. Results from bodily injury or disease;

2. Begins after the Date of Issue of this rider;

3. Begins before the policy anniversary nearest the Insured's 65th birthday;

4. Prevents the Insured from:

    A. Engaging in his or her regular occupation during the first 24 months that Monthly Deductions are waived; and

    B. Engaging in any occupation for which he or she may be qualified by reason of education, training or experience after such 24 month period.

An Insured, whose sole occupation is that of a student, will be considered totally disabled if such Insured is not able to perform the duties of a student, as a result of bodily injury or disease.

LOSS OF SIGHT OR LIMBS. Loss of sight or limbs means the permanent and total loss of:

1. The sight of both eyes; or

2. The use of both hands; or

3. The use of both feet; or

4. The use of one hand and one foot.

Loss of sight or limbs will be considered total disability even if the Insured engages in an occupation. The requirement that disability exist for six continuous months will not apply to loss of sight or limbs.

WAITING PERIOD. Except for total disability due to loss of sight or limbs, no Monthly Deduction will be waived which became due before such disability has existed continuously for six months. Monthly Deductions which become due before a claim for waiver is approved will be made as provided by the terms of the policy. We will credit the cash value with the amount of any Monthly Deductions made which are later waived.

MONTHLY DEDUCTION. If there is not enough cash value to make a Monthly Deduction, and Total Disability begins during the grace period, we must receive (before any Monthly Deduction will be waived):

1. An amount sufficient to make such deduction (or deductions) in default prior to the date total disability began; and

2. Interest on such amount at the rate of 6% compounded annually.

NOTICE OF PROOF OF DISABILITY. We must receive at our Home Office written notice of claim and proof of total disability.

1. While the Insured is living and totally disabled;

2. Not later than one year after the policy anniversary nearest the Insured's 65th birthday; and

3. Within one year after the onset of total disability.

Failure to give such notice and proof of claim shall not invalidate that claim if it is shown that notice and proof were given as soon as was reasonably possible.

PROOF OF CONTINUANCE OF TOTAL DISABILITY. After approval of a total disability claim, we may, from time to time, require due proof of the continuance of total disability. We may require the Insured to be examined at reasonable intervals by one or more physicians named by us. (Such examinations will be at our expense.) We will not require proof or examination more than once a year after disability has continued for 2 full years. If proof is not furnished on request, or if the Insured fails to submit to an examination, no additional Monthly Deductions will be waived.

82001N

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RISKS NOT ASSUMED. No benefit will be provided by this rider if disability results from:

1. Intentionally self-inflicted injury; or

2. Any act of war, declared or undeclared; or

3. Military service for any other country at war, declared or undeclared.

TERMINATION. This rider will terminate on the earliest of the following dates:

1. On the Maturity Date of the policy;

2. Upon termination of the policy;

3. On the policy anniversary nearest the Insured's 65th birthday. (This will not affect any claim which is based on a disability which began prior to such date);

4. When any premium for this rider or the policy is in default beyond the end of the grace period;

5. Upon receipt at the Home Office of the Owner's written request for termination of this rider.

POLICY CHANGES AND ADDITIONAL CONTRIBUTIONS. While Monthly Deductions are being waived, we will not allow:

1. Changes in the Designated Amount;

2. Changes in the Death Benefit Option; and

3. The addition of riders.

Additional contributions to the cash value of the policy will be allowed.

POLICY PROVISIONS APPLICABLE. This rider is subject to all the conditions and provisions of the policy to which it is attached, except as provided in this rider.

CONSIDERATION. The consideration for this rider is the application for the policy and this rider and payment of an additional premium. Premiums shown in the table below provide Waiver of Monthly Deduction coverage for the basic policy and the following riders (if included):

1. Waiver of Monthly Deduction; and

2. Accidental Death Benefit; and

3. Increased Insurance Option.

Premiums shown below do not include coverage for waiver of the cost of insurance for any other riders. Waiver premiums for such riders will be in addition to the premiums shown below. The total premium for this rider will be deducted monthly from the accumulation value of the policy.

                       WAIVER OF MONTHLY DEDUCTION RIDER
                MONTHLY PREMIUMS PER $1,000 OF NET RISK AMOUNT

   ATTAINED AGE                ATTAINED AGE              ATTAINED AGE
NEAREST BIRTHDAY ON          NEAREST BIRTHDAY          NEAREST BIRTHDAY
    EACH POLICY               ON EACH POLICY            ON EACH POLICY
    ANNIVERSARY      MONTHLY    ANNIVERSARY    MONTHLY    ANNIVERSARY    MONTHLY
 (MALE AND FEMALE)    RATE   (MALE AND FEMALE)  RATE   (MALE AND FEMALE)  RATE
-------------------  ------- ----------------- ------- ----------------- -------
0-35................  $0.02         45          $0.05         55          $0.19
36..................    .02         46            .05         56            .24
37..................    .03         47            .05         57            .29
38..................    .03         48            .06         58            .34
39..................    .03         49            .07         59            .40
40..................    .03         50            .08         60            .13
41..................    .03         51            .09         61            .13
42..................    .04         52            .11         62            .13
43..................    .04         53            .13         63            .13
44..................    .04         54            .16         64            .13

The Monthly Rates shown above are standard premium rates. If this benefit was issued in a special (rated) premium class, the method of calculating the total monthly rate per $1,000 of net risk amount will be shown on page 3.

The date of Issue of this rider is the Date of Issue of the policy unless a later date is shown here.


                                                  /s/
                                                  ------------------------------
                                                  President

82001N